Exhibit 99.1

News Release

August 18, 2021

SSR MINING announces POSITIVE Exploration RESULTS FOR THE Çakmaktepe EXTENSION PROJECT ("Ardich”), INCLUDING 40.7 METERS AT 7.48 g/t Au

Results Reaffirm Mineral Resource Growth Potential

Maiden Mineral Reserve Expected 2022, First Production Expected in 2023

DENVER, CO - SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) is pleased to announce positive results from 194 diamond drill holes for Ardich for the period from March 2020 to May 2021. These results build upon the preliminary economic analysis (“PEA”) reported in the Çöpler District Master Plan (“CDMP20”) Technical Report issued in November 2020, in which the Ardich deposit contributed 1.23 million ounces of gold from Measured and Indicated resources, and 0.35 million ounces of gold from Inferred Mineral Resources, providing an after tax NPV5% of US$431M1.

Ardich represents a key organic growth initiative for SSR Mining, with the PEA highlighting the potential for approximately 1.1 million ounces of gold production over an 11-year mine life for approximately $50 million in development capital expenditures1. Ardich was discovered in 2017 and is located 1.5km north of the Çakmaktepe mine and 6km from the Çöpler operations, allowing future development to leverage existing oxide and sulfide processing infrastructure (Figure 1). Drilling and technical study activities are ongoing to further refine the value of this near mine opportunity and target a maiden Mineral Reserve declaration in 2022. Permitting is concurrently being advanced with a target for first gold production in 2023.

All 194 diamond holes (AR234-AR427) reported in this release were drilled in 2020 and 2021 subsequent to the cut-off date used in the compilation of the Mineral Resources in the PEA. None of the assays reported in today’s release were included in the CDMP20. These new results include both step-out holes (drilled outside of and below the current Mineral Resource) (Table 1) and in-fill (within the area of the current Mineral Resource) (Table 2). The step-out holes are located to the west, south and south-west of the current Ardich Mineral Resource area. Step-out holes confirmed the extension of mineralization (Figure 2) (Table 1), many with impressive grades, including the following holes:

•	AR274: 7.48 g/t Au over 40.7 meters from 155 meters, including 29.99 g/t Au over 5 meters from 187 meters.
•	AR280: 4.18 g/t Au over 24.5 meters from 246 meters, including 35.1 g/t Au over 1 meter from 264 meters.
•	AR356: 2.98 g/t Au over 62.7 meters from 163 meters, including 13.43 g/t Au over 3.4 meters from 205 meters.
•	AR407: 3.68 g/t Au over 54 meters from 145 meters, including 15.43 g/t Au over 2 meters from 157 meters.
•	AR417: 2.20 g/t Au over 49.8 meters from surface.

1

Rod Antal, President and CEO said, “These are great results and we are eager to build them into our models as we aim to both improve on the Ardich PEA case presented in the current Technical Report and deliver an initial Mineral Reserve statement for the project. Permitting and other works required to bring Ardich into production continue in parallel with the exploration and resource definition drilling. We continue to view Ardich as a key driver of organic growth in our global exploration portfolio, with first production expected in 2023.”

Figure 1: Location map of the Ardich Gold Project. The haul road constructed for the Çakmaktepe oxide ore is 1.5km to Ardich.

The PEA case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Overview of Mineralization Style

The Ardich deposit is a listwanite-dolomite hosted gold replacement mineralization occurring along thrust fault zones between listwanite, ophiolite, dolomite, cataclastite, hornfels, and limestone. Mineralization and alteration extend in a NW-SE direction, parallel to major high angle fault structures controlling both mineralization and block rotations. Gold grades increase at dolomite-listwanite contacts and within silica-rich (jasperoid) listwanites. The mineralization is predominantly oxide with sulfide mineralization confined to pyrite-rich jasperoid zones. Based on available drill data, the main mineralized zone appears tabular and almost flat lying.

As exploration advances and the geological understanding of the Çakmaktepe and Ardich deposits increases, it appears that there is probable structural connectivity between the areas, potentially creating an expanded “Greater Çakmaktepe” development pathway.

2

Figure 2: Drill hole locations and surface outline of PEA case pit. Note: Step-Out holes within the PEA boundary indicate mineralization below the PEA pit shell.

3

Figure 3: Section showcasing highlight step-out intercepts below the PEA case pit.

Drilling

SSR Mining has drilled 427 diamond core holes at Ardich between August 2017 and June 2021, totaling 86,898m. The majority of these drill holes were drilled within SSR’s 80% owned and managed licenses and greater than approximately 96 % of Ardich Mineral Resources are located on ground held 80% by SSR Mining, with the remainder located on ground 50% held by SSR Mining.2

The 194 holes in this release total 43,627m of drilling that was completed between March 2020 - May 2021 (AR234-AR427). These additional holes improve definition of the west, south and south-eastern extensions of gold mineralization defined by the earlier programs. The main Ardich mineralization dips gently towards the southeast and is interpreted to become deeper due to faulting and topography. SSR Mining currently has seven diamond drill rigs active at Ardich.

4

Drill Highlights

Table 1: Best 10 Step-out drill holes with significant gold intercepts at the Ardich project.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Oxidation State	EOH Depth (m)	Comments
AR274	154.80	195.50	40.70	7.48	Sulfide	281.0
Including	179.50	181.50	2.00	14.63	Sulfide
Including	186.50	191.50	5.00	29.99	Sulfide
AR279	152.20	203.00	50.8	4.02	Mixed	290.0	50/50 Oxide/Sulfide, 4 m at 0.25 g/t Au from 192 m included in the mineralized interval
Including	170.00	172.00	2.0	12.88	Sulfide
Including	183.00	185.00	2.0	14.78	Sulfide
AR280	246.00	270.50	24.5	4.18	Mixed	308.0	88/12 Oxide/Sulfide, includes 0.7 m isolated core loss
Including	264.00	265.00	1.0	35.10	Sulfide
AR327	172.50	210.60	38.10	6.38	Sulfide	210.6	172.5 - 175.5 m and 208.4 - 210.6 m Sulfide, includes 0.3 m isolated core loss
Including	185.50	186.50	1.00	14.00	Sulfide
Including	192.50	193.50	1.00	16.05	Sulfide
Including	200.50	201.50	1.00	13.80	Sulfide
Including	204.50	205.50	1.00	13.50	Sulfide
Including	206.30	207.10	0.80	11.05	Sulfide
AR356	163.00	225.70	62.70	2.98	Mixed	248.3	57/43 Oxide/Sulfide, includes 0.8 m isolated core loss
Including	200.20	201.20	1.00	14.45	Oxide
Including	203.30	204.30	1.00	11.85	Oxide
Including	205.30	208.70	3.40	13.43	Oxide		Includes 0.4 m isolated core loss
Including	212.70	213.70	1.00	12.55	Oxide
AR357	202.60	224.50	21.90	7.15	Sulfide	269.8	202.6 - 203.8 m and 221.5 - 222.5 m Oxide
Including	208.00	209.00	1.00	15.00	Sulfide
Including	210.00	211.00	1.00	11.10	Sulfide
Including	212.00	215.00	3.00	14.58	Sulfide
Including	215.70	217.00	1.30	14.70	Sulfide
AR361	173.50	199.30	25.80	6.83	Mixed	217.5	61/39 Oxide/Sulfide
Including	181.50	182.50	1.00	11.15	Sulfide
Including	188.50	189.50	1.00	10.80	Oxide
Including	192.50	193.50	1.00	11.05	Oxide
Including	194.50	195.30	0.80	11.95	Oxide

5

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Oxidation State	EOH Depth (m)	Comments
AR393	29.30	46.30	17.00	1.26	Oxide	266.2	34.3 - 35.3 m Sulfide
	77.50	80.80	3.30	0.68	Oxide
	117.00	148.60	31.60	4.04	Mixed		44/56 Oxide/Sulfide, includes 0.4 m isolated core loss
Including	125.00	128.00	3.00	16.35	Sulfide
Including	131.00	132.00	1.00	10.95	Sulfide
	202.40	206.40	4.00	0.50	Sulfide
	220.20	223.20	3.00	0.46	Mixed		33/67 Oxide/Sulfide
AR407	87.10	90.70	3.60	0.40	Oxide	251.3
	144.60	198.60	54.00	3.68	Oxide		65/35 Oxide/Sulfide, includes 2.5 m isolated core loss
Including	154.10	155.10	1.00	16.85	Oxide		33/67 Oxide/Sulfide
Including	157.10	159.10	2.00	15.43	Oxide		33/67 Oxide/Sulfide
Including	168.60	169.60	1.00	12.60	Sulfide		67/33 Oxide/Sulfide
	216.70	222.70	6.00	1.34	Oxide		220.7 - 221.7 m Sulfide
	230.70	234.50	3.80	0.32	Oxide
AR417	0.00	49.80	49.80	2.20	Oxide	125.0
	112.50	117.50	5.00	1.01	Oxide

Significant gold intervals reported at a nominal 0.3 g/t gold cut-off and with a maximum 2.5m contiguous dilution are given in Table 1. All thicknesses are down hole length and true widths are not known at this stage.

6

Table 2: Best 10 In-Fill drill holes with significant gold intercepts at the Ardich Project.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Oxidation State	EOH Depth (m)	Comments
AR246	152.00	188.00	36.00	5.78	Sulfide	317.0	152.0 - 154.7 m Oxide
Including	169.00	172.00	3.00	13.68	Sulfide
Including	177.00	178.00	1.00	11.95	Sulfide
Including	181.40	184.40	3.00	15.10	Sulfide
AR248	149.00	194.60	45.60	3.09	Oxide	260.2	Isolated 4 m core loss.
Including	168.50	172.90	4.40	11.45	Oxide		Isolated 0.6 m core loss.
AR300	121.00	157.90	36.90	2.60	Mixed	197.0	75/25 Sulfide Oxide, includes 0.5 m isolated core loss
Including	138.60	139.60	1.00	11.05	Sulfide		33/67 Sulfide/Oxide
AR304	146.00	162.00	16.00	8.30	Mixed	241.7	38/62 Sulfide/Oxide
Including	148.00	149.00	1.00	11.40	Oxide
Including	151.00	157.00	6.00	16.68	Sulfide		154.0 - 155.0m Oxide
	165.00	181.00	16.00	0.60	Oxide
AR379	96.20	157.00	60.80	3.83	Oxide	254.1	116.7 - 117.7 m, 137.5 - 142.50m and 144.5 - 145.5m Sulfide
Including	102.20	103.20	1.00	15.10	Oxide
	161.00	190.00	29.00	1.85	Mixed		84/16 Oxide/Sulfide
	193.00	220.00	27.00	1.00	Oxide
AR381	45.00	71.60	26.60	2.90	Oxide	155.0	68.6 - 71.6 m Sulfide
Including	49.00	50.00	1.00	14.35	Oxide
	119.60	122.60	3.00	0.54	Oxide
AR387	121.10	141.50	20.40	4.15	Oxide	192.7
	164.90	168.10	3.20	0.55	Sulfide
AR390	156.50	188.80	32.30	3.56	Mixed	239.9	62/38 Oxide/Sulfide
Including	163.30	164.30	1.00	13.10	Sulfide		169.0 - 169.8 m Oxide
Including	169.00	169.80	0.80	10.35	Oxide
AR404	4.00	53.70	49.70	1.67	Oxide	114.4	4.0 - 5.0 m, 28.0 - 29.0 m and 35.0 - 36.6 m Sulfide
	57.70	67.00	9.30	0.43	Oxide		65.00 - 67.00m Sulfide
AR406	60.40	120.20	59.80	1.38	Oxide	181.0	111.0 - 111.8 m Sulfide, includes 0.8 m isolated core loss
	133.00	137.00	4.00	0.30	Sulfide
	153.00	160.00	7.00	1.16	Mixed		43/57 Oxide/Sulfide

Significant gold intervals reported at a nominal 0.3 g/t gold cut-off and with a maximum 2.5m contiguous dilution are given in Table 2. All thicknesses are down hole length and true widths are not known at this stage.

7

The complete drill assay results and further technical information relating to this news release can be found below.

Technical Procedural Information

Sampling, Assaying and QA/QC

The Ardich drilling program started in 2017. Diamond drill core is sampled as half core at 1m intervals or geological contacts. Sampling interval varies between 0.4 meters and 3.2 meters with an average of 1.24 meters length. The samples were submitted to ALS Global laboratories in Izmir, Turkey for sample preparation and analysis which is of an ISO/IEC 7025:2005 certified and accredited laboratory. Bureau Veritas (Acme) laboratory, Ankara was used for umpire check sample analysis. Gold was analyzed by fire assay with an AAS finish, and the multi-element analyses were determined by four acid digestion and ICP-AES and MS finish. For gold assays greater than or equal to 10 g/t, the fire assay process is repeated with a gravimetric finish for coarse gold. The drill and geochemical samples were collected in accordance with accepted industry standards. SSR Mining conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, field duplicates, and umpire laboratory check assays. External review of data and processes relating to Ardich has been completed by independent consultant Dr. Erdem Yetkin, P.Geo. in July 2021. There were no adverse material results detected and the QA/QC indicates the information collected is acceptable, and the database can be used for further studies.

Metallurgical Test Work

Metallurgical test work and recovery assumptions are reported in CDMP20 and include heap leach for oxide ores and flotation and pressure oxidation of sulfide ore.

Qualified Person

The exploration results disclosed in this document were prepared under the supervision and approved by Dr. Cengiz Y. Demirci, AIPG Registered Member and a CPG (Certified Professional Geologist), and VP Exploration at SSR Mining. Dr. Demirci has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and is a qualified person pursuant to National Instrument 43-101 (“NI 43-101”).

External review of data and processes relating to the Ardich was completed in July 2021 by independent consultant Dr. Erdem Yetkin, P.Geo. a qualified person as defined by NI 43-101. There were no adverse material results detected and Dr. Yetkin is of the opinion that the QA/QC indicates the information collected is acceptable, and the database can be used for announcing the exploration results.

8

End Notes

1.	The PEA Case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	The Çöpler gold mine is owned and operated by Anagold Madencilik Sanayi ve Ticaret Anonim Şirketi (Anagold). SSR Mining controls 80% of the shares of Anagold, Lidya Madencilik Sanayi ve Ticaret A.Ş. (“Lidya”), controls 18.5%, and a bank wholly owned by Çalik Holdings A.Ş., holds the remaining 1.5%. Exploration tenures surrounding the project area and mining at Çakmaktepe are subject to joint venture agreements between SSR Mining and Lidya that have varying interest proportions. SSR Mining controls 50% of the shares of Kartaltepe Madencilik Sanayi ve Ticaret Anonim Şirketi and 50% of Tunçpinar Madencilik Sanayi ve Ticaret Anonim Şirketi. The other 50% is controlled by Lidya. Greater than 96% of the Mineral Resource is located on SSR Mining owned 80% ground, with the remainder of the mineralization within the 50/50% ownership boundary.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (416) 306-5789

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

9

Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this press release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

Forward-looking information in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs (“AISC”) per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

10

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

All references to “$” in this press release are to U.S. dollars unless otherwise stated.

This press release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this press release may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

11

Table 3: All step-out drill holes completed at the Ardich project since the Mineral Resource compilation cut-off date for the CDMP20 Technical Report.

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR237	N.S.I					122.2
AR238	N.S.I					169.5
AR249	N.S.I					225.0
AR250	311.00	316.50	5.50	1.18	Sulfide	440.0
AR253	219.00	224.00	5.00	0.39	Oxide	261.9
AR254	N.S.I					161.5
AR256	131.00	138.00	7.00	1.38	Oxide	325.5
	145.00	153.00	8.00	3.93	Oxide
Including	147.00	148.00	1.00	12.80	Oxide
	207.00	228.00	21.00	0.69	Oxide
	231.00	236.00	5.00	0.46	Oxide
	261.00	264.40	3.40	1.09	Oxide
	276.30	304.00	27.70	0.66	Oxide
AR257	263.00	266.00	3.00	0.68	Oxide	321.7
AR258	N.S.I					449.7
AR260	106.00	117.00	11.00	1.98	Oxide	305.9
AR261	133.40	140.40	7.00	0.64	Oxide	271.7
AR262	211.50	223.50	12.00	0.85	Mixed	232.2	55/45 Oxide/Sulfide
	227.50	232.20	4.70	1.04	Mixed
AR263	105.00	131.00	26.00	1.11	Mixed	271.5	57/43 Sulfide/Oxide
AR264	385.50	401.40	15.90	1.17	Mixed	418.3
	406.40	418.30	11.90	0.80	Sulfide
AR265	72.60	77.40	4.80	0.53	Oxide	294.8
	121.40	125.40	4.00	0.69	Sulfide
AR266	214.00	225.00	11.00	0.70	Oxide	346.0
	235.00	241.00	6.00	1.21	Oxide
	247.00	263.00	16.00	1.99	Oxide		Includes 2.0 m isolated core loss.
AR267	141.00	170.70	29.70	1.78	Oxide	247.5
	178.40	190.50	12.10	0.96	Oxide
	193.50	201.50	8.00	0.53	Oxide
	224.50	228.50	4.00	0.33	Oxide
AR268	169.00	175.00	6.00	0.48	Mixed	191.2	50/50 Sulfide/Oxide
AR269	193.00	205.00	12.00	2.70	Mixed	254.0	50/50 Sulfide/Oxide
AR270	187.00	213.00	26.00	1.72	Mixed	302.0	54/46 Oxide/Sulfide
AR271	N.S.I					520.1
AR272	183.50	191.10	7.60	0.44	Oxide	243.2

12

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR273	172.00	176.80	4.80	1.92	Oxide	265.0
	181.30	186.60	5.30	0.42	Oxide
	191.00	220.50	29.50	3.01	Oxide		193.00 - 194.00 m Sulfide
Including	202.50	203.50	1.00	13.55	Oxide
Including	214.50	215.50	1.00	12.20	Oxide
AR274	154.80	195.50	40.70	7.48	Sulfide	281.0
Including	179.50	181.50	2.00	14.63	Sulfide
Including	186.50	191.50	5.00	29.99	Sulfide
AR275	N.S.I					197.0
AR276	90.00	94.00	4.0	0.35	Mixed	231.8
	97.00	119.40	22.4	1.25	Mixed
	127.50	138.00	10.5	1.00	Sulfide
AR277	121.10	126.90	5.80	0.83	Oxide	297.4
	151.00	156.00	5.00	0.47	Oxide
	219.70	223.70	4.00	0.36	Oxide
AR278	153.00	198.00	45.00	2.88	Mixed	242.6	Isolated 0.6 m core loss. 67/33 Oxide/Sulfide
	221.00	225.00	4.00	0.34	Oxide
AR279	152.20	203.00	50.8	4.02	Mixed	290.0	50/50 Oxide/Sulfide, 4 m at 0.25 g/t Au from 192 m included in the mineralized interval
Including	170.00	172.00	2.0	12.88	Sulfide
Including	183.00	185.00	2.0	14.78	Sulfide
AR280	246.00	270.50	24.5	4.18	Mixed	308.0	Includes 0.7 m isolated core loss. 88/12 Oxide/Sulfide
Including	264.00	265.00	1.0	35.10	Sulfide
AR281	147.20	152.20	5.00	0.96	Oxide	277.0
	155.00	155.80	0.80	4.09	Mixed
	162.00	168.70	6.70	0.71	Oxide
AR282	45.20	51.50	6.30	1.09	Sulfide	256.9
	59.50	63.50	4.00	1.40	Sulfide
	69.50	76.90	7.40	1.35	Sulfide
	116.00	125.50	9.50	3.09	Mixed		65/35 Oxide/Sulfide
	140.00	146.00	6.00	2.66	Mixed		67/33 Sulfide
AR283	240.00	264.00	24.0	1.03	Mixed	295.8	64/36 Oxide/Sulfide
AR284	160.00	163.00	3.00	1.35	Oxide	310.6
	227.00	242.00	15.00	1.30	Mixed		60/40 Oxide/Sulfide
AR285	88.10	92.00	3.9	0.69	Mixed	273.1	51/49 Oxide/Sulfide
AR286	186.00	207.00	21.0	1.57	Sulfide	316.0	Includes 2.5 m isolated core loss.
AR287	88.10	102.50	14.40	0.88	Oxide	293.0	100.5 - 102.5 m Sulfide
	106.50	122.60	16.10	1.62	Oxide
	126.20	131.50	5.30	0.97	Mixed
	134.30	139.40	5.10	1.11	Mixed

13

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR288	201.00	214.50	13.5	0.73	Mixed	240.6	60/40 Oxide/Sulfide
	217.50	233.40	15.9	1.15	Oxide		Isolated 1.5 m core loss.
AR289	203.10	212.40	9.30	4.79	Oxide	267.3	209.1 - 210.1 m Sulfide
	217.10	224.10	7.00	1.26	Oxide
AR290	135.50	147.00	11.50	0.84	Oxide	253.0
	166.70	181.00	14.30	2.38	Mixed		55/45 Oxide/Sulfide
AR291	N.S.I					161.1
AR292	172.70	180.80	8.1	1.21	Oxide	290.0
AR293	N.S.I					238.0
AR294	149.30	158.00	8.7	1.75	Oxide	223.0
AR295	124.80	152.00	27.2	0.62	Oxide	242.1
AR298	136.20	140.00	3.80	1.25	Oxide	225.5
	145.30	181.00	35.70	1.98	Oxide		158.8 - 159.8 m, 160.8 - 161.8 m and 162.8 - 163.8 m Sulfide
AR299	83.20	89.00	5.80	1.32	Sulfide	172.1	86.0 - 87.0m Oxide
	100.00	105.70	5.70	1.23	Oxide
	109.70	118.70	9.00	0.42	Oxide
	139.80	140.50	0.70	11.40	Sulfide
AR301	192.00	208.90	16.90	0.91	Mixed	245.1	63/37 Sulfide/Oxide
AR302	N.S.I					196.3
AR303	135.50	143.00	7.50	3.33	Oxide	262.5	138.2 - 139.2 m Sulfide
Including	138.20	139.20	1.00	11.40	Sulfide		53/47 Sulfide/Oxide
	158.00	167.00	9.00	0.36	Sulfide
	173.00	180.00	7.00	0.48	Sulfide		178.0 - 179.0 m Oxide
	224.20	227.20	3.00	0.43	Oxide
AR305	29.50	52.00	22.50	1.03	Oxide	102.1	49.0 m - 50.0 m and 51.0 - 52.0 m Sulfide
	91.20	94.20	3.00	0.38	Oxide
AR307	146.10	164.60	18.50	3.48	Mixed	170.0	73/27 Oxide/Sulfide
AR309	30.80	41.70	10.90	2.63	Oxide	158.5	includes 0.5 m isolated core loss
	45.70	52.50	6.80	1.70	Oxide		51.5 - 52.0 m Sulfide
	134.80	137.80	3.00	0.33	Oxide
AR310	123.10	131.80	8.70	1.20	Oxide	228.2
	144.80	173.50	28.70	3.20	Mixed		63/37 Oxide/Sulfide
Including	149.80	150.80	1.00	11.65	Oxide
	182.50	192.50	10.00	3.41	Mixed		63/37 Oxide/Sulfide

14

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
Including	189.50	190.50	1.00	11.50	Oxide
AR312	79.20	85.30	6.10	0.81	Mixed	200.2	60/40 Oxide/Sulfide
AR313	171.20	197.20	26.00	1.72	Mixed	197.2	50/50 Oxide/Sulfide
AR314	36.90	56.10	19.20	1.38	Oxide	201.9
AR315	83.70	93.80	10.10	1.74	Oxide	167.0	Includes 0.5 m isolated core loss
	97.80	103.20	5.40	1.19	Oxide
	109.20	132.50	23.30	1.43	Oxide
Including	120.70	121.70	1.00	13.30	Oxide
AR316	206.00	214.30	8.30	4.73	Oxide	272.5
Including	207.00	208.00	1.00	22.00	Oxide
	230.00	240.50	10.50	0.32	Oxide		237.5 - 238.5 m and 239.5 - 240.5 m Sulfide
AR317	202.00	221.00	19.00	3.05	Sulfide	228.0
AR318	152.50	157.50	5.00	0.42	Oxide	194.9	Includes 1.1 m isolated core loss
	164.50	167.50	3.00	0.57	Oxide
AR319	146.60	159.30	12.70	3.08	Mixed	238.0	55/45 Oxide/Sulfide
AR320	108.60	118.00	9.40	1.73	Oxide	194.0	114.0 - 115.0 m Sulfide
	130.20	137.20	7.00	7.06	Mixed		72/28 Oxide/Sulfide
Including	131.20	133.20	2.00	21.28	Sulfide
	140.50	154.20	13.70	1.19	Mixed		76/24 Oxide/ Sulfide
AR321	105.00	117.40	12.40	0.85	Mixed	158.4	49/51 Oxide/Sulfide
AR322	115.00	122.00	7.00	3.08	Oxide	224.0
	125.00	129.00	4.00	0.88	Oxide
AR324	118.00	125.00	7.00	2.08	Oxide	200.0	124.0 - 125.0 m Sulfide
	129.00	134.00	5.00	5.96	Sulfide
Including	133.00	134.00	1.00	11.35	Sulfide
	175.00	180.00	5.00	2.15	Sulfide
AR325	177.40	181.70	4.30	1.21	Oxide	305.5	179.4 - 180.4 m Sulfide
	190.30	194.20	3.90	0.58	Oxide
	220.80	225.00	4.20	0.42	Sulfide
	231.00	238.00	7.00	1.35	Oxide		237.0 - 238.0 m Sulfide
AR326	41.00	62.40	21.40	1.50	Oxide	178.7
	92.50	106.50	14.00	1.22	Oxide
	109.50	119.50	10.00	1.07	Oxide
	122.50	125.80	3.30	0.42	Oxide
AR327	172.50	210.60	38.10	6.38	Sulfide	210.6	172.5 - 175.5 m and 208.4 - 210.6 m Sulfide, includes 0.3 m isolated core loss
Including	185.50	186.50	1.00	14.00	Sulfide
Including	192.50	193.50	1.00	16.05	Sulfide

15

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
Including	200.50	201.50	1.00	13.80	Sulfide
Including	204.50	205.50	1.00	13.50	Sulfide
Including	206.30	207.10	0.80	11.05	Sulfide
AR331	169.60	173.60	4.00	0.64	Oxide	286.5
	177.60	183.70	6.10	0.81	Oxide
AR332	107.60	127.60	20.00	0.46	Mixed	201.3	60/40 Oxide/Sulfide
AR333	157.20	164.00	6.80	1.30	Oxide	261.0
AR334	191.40	208.30	16.90	5.46	Sulfide	242.5	205.3 - 208.3 m Oxide
Including	194.30	195.30	1.00	15.20	Sulfide
AR336	155.20	175.40	20.20	2.78	Mixed	264.0	52/48 Oxide/Sulfide
	178.40	182.50	4.10	2.32	Sulfide		180.5 - 181.5 m Oxide
	202.30	212.30	10.00	0.37	Mixed		70/30 Oxide/Sulfide
AR337	75.00	88.00	13.00	0.96	Oxide	159.2
AR338	93.90	96.90	3.00	0.77	Oxide	149.3
AR340	11.20	24.60	13.40	0.94	Oxide	266.2
	37.90	41.60	3.70	0.43	Oxide		Includes 0.4 m isolated core loss
AR341	200.50	213.30	12.80	0.93	Mixed	259.3	55/45 Oxide/Sulfide
AR344	111.60	132.00	20.40	1.44	Mixed	251.5	51/49 Oxide/Sulfide
	137.00	146.70	9.70	2.15	Mixed		31/69 Oxide/Sulfide
	201.40	223.00	21.60	3.30	Mixed		77/23 Oxide/Sulfide, includes 0.7 m isolated core loss
Including	217.40	219.40	2.00	11.55	Sulfide
AR345	131.20	150.50	19.30	2.84	Mixed	295.4	30/70 Oxide/Sulfide, includes 0.5 m isolated core loss
	157.20	170.50	13.30	1.83	Oxide		163.2 - 165.2 m Sulfide
	176.50	185.00	8.50	3.29	Mixed		73/27 Oxide/Sulfide
AR346	85.00	89.70	4.70	1.13	Oxide	155.9
AR347	98.30	108.00	9.70	0.70	Oxide	196.8
AR349	141.00	145.00	4.00	1.66	Oxide	222.5
AR350	45.60	66.00	20.40	1.21	Oxide	287.8	Includes 0.4 m isolated core loss
	74.00	79.00	5.00	0.35	Oxide
AR351	167.00	179.00	12.00	0.95	Oxide	215.0
	193.00	199.00	6.00	0.45	Oxide
AR352	122.00	138.20	16.20	0.76	Mixed	199.8	43/57 Oxide/Sulfide, includes 0.4 m isolated core loss
AR353	145.00	153.60	8.60	5.27	Oxide	221.2
Including	152.00	153.60	1.60	16.55	Oxide
	181.50	188.50	7.00	0.40	Oxide
	199.00	207.00	8.00	0.44	Oxide
AR354	120.30	125.30	5.00	2.00	Oxide	263.2	121.3 - 122.3 m Sulfide
	128.30	177.10	48.80	0.89	Mixed		72/28 Oxide/Sulfide
	214.60	219.90	5.30	1.04	Oxide		Includes 0.6 m isolated core loss

16

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR355	83.00	91.00	8.00	0.34	Mixed	224.5	25/75 Oxide/Sulfide
	99.00	104.00	5.00	0.41	Sulfide
	110.00	131.80	21.80	1.02	Oxide		111.0 - 114.2 m Sulfide
AR356	163.00	225.70	62.70	2.98	Mixed	248.3	57/43 Oxide/Sulfide, includes 0.8 m isolated core loss
Including	200.20	201.20	1.00	14.45	Oxide
Including	203.30	204.30	1.00	11.85	Oxide
Including	205.30	208.70	3.40	13.43	Oxide		Includes 0.4 m isolated core loss
Including	212.70	213.70	1.00	12.55	Oxide
AR357	202.60	224.50	21.90	7.15	Sulfide	269.8	202.6 - 203.8 m and 221.50 - 222.5 m Oxide
Including	208.00	209.00	1.00	15.00	Sulfide
Including	210.00	211.00	1.00	11.10	Sulfide
Including	212.00	215.00	3.00	14.58	Sulfide
Including	215.70	217.00	1.30	14.70	Sulfide
AR358	51.00	68.00	17.00	0.48	Oxide	191.0	Includes 0.3 m isolated core loss
AR359	89.80	100.40	10.60	2.86	Oxide	150.2	96.0 - 97.0 m Sulfide
	122.30	126.30	4.00	1.47	Oxide
	134.30	138.70	4.40	0.97	Oxide
AR360	104.30	115.90	11.60	1.73	Oxide	216.2
AR361	173.50	199.30	25.80	6.83	Mixed	217.5	61/39 Oxide/Sulfide
Including	181.50	182.50	1.00	11.15	Sulfide
Including	188.50	189.50	1.00	10.80	Oxide
Including	192.50	193.50	1.00	11.05	Oxide
Including	194.50	195.30	0.80	11.95	Oxide
AR362	123.00	133.00	10.00	2.02	Oxide	250.0
	154.00	159.00	5.00	0.36	Sulfide
	168.50	178.00	9.50	1.10	Oxide
AR363	39.30	44.90	5.60	0.30	Oxide	117.9
AR364	98.80	103.50	4.70	0.59	Oxide	285.5
	121.20	128.30	7.10	1.34	Oxide
AR365	177.50	196.40	18.90	4.63	Oxide	269.4	189.6 - 92.4 m Sulfide
Including	190.40	192.40	2.00	24.08	Sulfide
AR366	156.20	161.20	5.00	0.62	Oxide	215.0	160.2 - 161.2 m Sulfide
	172.90	202.10	29.20	1.80	Mixed		70/30 Oxide/Sulfide, includes 1.5 m isolated core loss
AR367	125.90	129.70	3.80	0.59	Oxide	165.7
AR368	135.20	147.20	12.00	1.61	Oxide	211.0	144.2 - 147.2 m Sulfide

17

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
	150.20	162.50	12.30	0.88	Mixed		35/65 Oxide/Sulfide
AR369	166.00	178.70	12.70	4.26	Mixed	226.0	61/39 Oxide/Sulfide
Including	167.90	168.70	0.80	20.30	Oxide
	203.50	209.50	6.00	0.41	Oxide
AR370	186.50	202.90	16.40	1.65	Mixed	257.0	57/43 Oxide/Sulfide, includes 0.3 m isolated core loss
	207.00	219.30	12.30	0.66	Oxide
AR371	132.30	136.30	4.00	0.60	Oxide	165.9
AR372	116.60	125.60	9.00	2.53	Oxide	200.0
AR375	185.00	209.00	24.00	2.07	Mixed	258.0	55/45 Oxide/Sulfide
	218.00	226.50	8.50	0.50	Oxide
AR377	15.40	85.50	70.10	1.71	Oxide	153.9	Includes 0.6 m isolated core loss
AR378	171.40	189.60	18.20	1.71	Mixed	214.1	50/50 Oxide/Sulfide
AR380	31.60	37.00	5.40	0.99	Oxide	80.0
AR393	29.30	46.30	17.00	1.26	Oxide	266.2	34.3 - 35.3 m Sulfide
	77.50	80.80	3.30	0.68	Oxide
	117.00	148.60	31.60	4.04	Mixed		44/56 Oxide/Sulfide, includes 0.4 m isolated core loss
Including	125.00	128.00	3.00	16.35	Sulfide
Including	131.00	132.00	1.00	10.95	Sulfide
	202.40	206.40	4.00	0.50	Sulfide
	220.20	223.20	3.00	0.46	Mixed		33/67 Oxide/Sulfide
AR395	74.50	82.20	7.70	1.00	Oxide	211.0	81.2 - 82.2 m Sulfide
	89.20	97.80	8.60	0.65	Oxide		89.2 - 91.2 m Sulfide
	112.80	122.80	10.00	0.38	Oxide
	125.80	131.50	5.70	0.41	Oxide
AR397	124.80	127.90	3.10	1.09	Sulfide	194.0	126.0 - 127.9 m Oxide, includes 0.3 m isolated core loss
	131.40	142.30	10.90	1.00	Sulfide		132.4 - 133.4 m and 136.3 - 138.3 Oxide
	145.50	150.50	5.00	0.61	Oxide
	167.50	170.50	3.00	0.32	Oxide
AR398	207.00	225.00	18.00	1.48	Oxide	265.0	218.0 - 220.0 m and 224.0 - 225.0 m Sulfide
	230.00	249.00	19.00	1.09	Oxide		231.0 - 232.0, 236.0 - 237.0 m and 240.3 - 241.0 m Sulfide
AR400	164.30	175.80	11.50	1.25	Sulfide	308.5	174.8 - 175.8 Oxide
	178.80	210.00	31.20	1.65	Mixed		78/22 Oxide/Sulfide, includes 0.9 m isolated core loss
AR401	135.50	140.00	4.50	2.58	Mixed	210.4	46/54 Oxide/Sulfide
AR405	91.50	108.50	17.00	0.52	Mixed	185.0	77/23 Oxide/Sulfide
	137.50	141.50	4.00	0.42	Oxide
	163.00	171.00	8.00	0.33	Oxide

18

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR407	87.10	90.70	3.60	0.40	Oxide	251.3
	144.60	198.60	54.00	3.68	Oxide		65/35 Oxide/Sulfide, includes 2.5 m isolated core loss
Including	154.10	155.10	1.00	16.85	Oxide		33/67 Oxide/Sulfide
Including	157.10	159.10	2.00	15.43	Oxide		33/67 Oxide/Sulfide
Including	168.60	169.60	1.00	12.60	Sulfide		67/33 Oxide/Sulfide
	216.70	222.70	6.00	1.34	Oxide		220.7 - 221.7 m Sulfide
	230.70	234.50	3.80	0.32	Oxide
AR408	N.S.I					173.0
AR410	111.00	124.10	13.10	0.40	Mixed	200.2	61/39 Oxide/Sulfide
AR412	13.00	35.90	22.90	0.72	Oxide	150.7	17.0 - 18.0 m Sulfide
	129.20	133.20	4.00	0.37	Oxide
AR413	N.S.I					221.5
AR414	153.00	167.00	14.00	7.50	Mixed	179.0	70/30 Oxide/Sulfide
Including	153.00	157.40	4.40	13.19	Mixed		25/75 Oxide/Sulfide
AR415	65.50	68.50	3.00	0.35	Oxide	186.5
AR416	141.00	147.30	6.30	0.78	Oxide	213.4
	153.50	163.40	9.90	1.10	Oxide		161.2 - 163.4 m Sulfide
	166.40	179.00	12.60	1.15	Oxide
AR417	0.00	49.80	49.80	2.20	Oxide	125.0
	112.50	117.50	5.00	1.01	Oxide
AR418	0.00	5.00	5.00	1.16	Oxide	107.2
	15.00	24.00	9.00	0.66	Oxide
	33.00	36.00	3.00	0.69	Oxide
AR419	89.60	110.50	20.90	0.62	Mixed	213.5	70/30 Oxide/Sulfide
	122.50	128.50	6.00	0.36	Oxide
	147.50	163.00	15.50	0.38	Oxide
	167.50	172.50	5.00	0.40	Oxide
AR420	N.S.I					335.9
AR421	136.50	158.80	22.30	2.59	Mixed	200.8	60/40 Oxide/Sulfide
	165.80	177.50	11.70	0.67	Oxide
AR422	N.S.I					152.6
AR423	N.S.I					173.5
AR424	131.40	159.50	28.10	2.22	Oxide	182.5	133.5 - 135.5 m Sulfide
AR425	21.00	36.30	15.30	0.65	Oxide	161.8
	49.00	55.30	6.30	0.76	Oxide
	92.40	101.20	8.80	1.02	Oxide

19

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR426	3.00	11.00	8.00	0.39	Oxide	54.4
AR427	N.S.I					155.50

Significant gold intervals reported at a nominal 0.3 g/t gold cut-off and with a maximum 2.5m contiguous dilution are given in Table 1. All thicknesses are down hole length and true widths are not known at this stage.

20

Table 4: All In-fill drill holes completed at the Ardich Project since the Mineral Resource compilation cut-off date for the CDMP20 Technical Report

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR234	148.20	152.20	4.00	0.93	Oxide	262.4
	166.20	169.20	3.00	0.47	Oxide
	178.20	181.20	3.00	0.67	Oxide
	195.20	199.70	4.50	0.71	Oxide
AR235	178.00	187.50	9.50	1.45	Oxide	348.2	80/20 Oxide/Sulfide
AR236	177.60	181.60	4.00	0.70	Oxide	297.0
	184.60	187.60	3.00	0.57	Oxide
AR239	N.S.I					101.5
AR240	127.00	134.00	7.00	1.78	Oxide	204.6
	147.90	152.60	4.70	1.42	Oxide
	164.20	169.20	5.00	0.87	Sulfide
	186.20	189.20	3.00	0.49	Oxide		186.2 - 187.2m Sulfide
AR241	182.80	203.00	20.20	1.10	Oxide	244.6
	229.00	239.20	10.20	0.84	Oxide		70/30 Oxide/Sulfide
AR242	172.30	177.30	5.00	0.35	Oxide	254.7
	205.30	209.30	4.00	0.40	Oxide
	218.30	219.20	0.90	4.64	Oxide
AR243	157.60	175.30	17.70	1.40	Oxide	258.4
	202.30	217.80	15.50	0.59	Oxide
AR244	159.00	166.30	7.30	4.00	Sulfide	224.7
	177.00	185.00	8.00	0.43	Oxide
AR245	139.00	152.00	13.00	1.50	Oxide	349.4
AR246	152.00	188.00	36.00	5.78	Sulfide	317.0	152.0 - 154.7m Oxide
Including	169.00	172.00	3.00	13.68	Sulfide
Including	177.00	178.00	1.00	11.95	Sulfide
Including	181.40	184.40	3.00	15.10	Sulfide
AR247	102.50	107.50	5.00	0.76	Oxide	237.8
	117.50	124.50	7.00	0.53	Oxide
	228.50	233.50	5.00	0.35	Oxide
AR248	149.00	194.60	45.60	3.09	Oxide	260.2	Isolated 4 meter core loss.
Including	168.50	172.90	4.40	11.45	Oxide		Isolated 0.6 meter core loss.
AR251	151.60	168.70	17.10	1.46	Oxide	252.8	85/15 Oxide Sulfide
	184.70	190.50	5.80	1.23	Sulfide		Isolated 0.4 meter core loss.
AR252	165.70	178.00	12.30	1.71	Oxide	328.1
	185.00	195.00	10.00	1.78	Oxide
AR255	88.00	102.80	14.80	3.32	Oxide	257.9

21

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
Including	97.00	98.00	1.00	14.40	Oxide
	156.70	165.60	8.90	0.40	Mixed
AR259	135.00	139.30	4.30	3.77	Oxide	264.5
Including	136.30	137.30	1.00	11.45	Oxide
AR296	88.40	141.20	52.8	0.74	Oxide	230.0	Includes 0.5 meter isolated core loss. 93/7 Oxide/Sulfide
AR297	162.30	166.00	3.70	0.75	Sulfide	273.0
	169.00	172.00	3.00	0.79	Sulfide
	177.00	187.00	10.00	2.08	Sulfide
AR300	121.00	157.90	36.90	2.60	Mixed	197.0	Includes 0.5 meter isolated core loss 75/25 Sulfide Oxide
Including	138.60	139.60	1.00	11.05	Sulfide		33/67 Sulfide/Oxide
AR304	146.00	162.00	16.00	8.30	Mixed	241.7	38/62 Sulfide/Oxide
Including	148.00	149.00	1.00	11.40	Oxide
Including	151.00	157.00	6.00	16.68	Sulfide		154.00-155.00 Oxide
	165.00	181.00	16.00	0.60	Oxide
AR306	113.90	124.20	10.30	2.78	Mixed	218.0	50/50 Oxide/Sulfide
	126.90	131.70	4.80	1.61	Sulfide
	147.20	152.20	5.00	0.42	Sulfide		includes 0.5 meter isolated core loss
AR308	86.10	110.20	24.10	2.92	Mixed	170.0	88/12 Oxide/Sulfide
Including	87.10	88.10	1.00	14.40	Oxide
	122.50	137.50	15.00	0.82	Oxide		122.50-124.50 and 125.50-126.50 Sulfide
AR311	118.00	126.00	8.00	1.25	Mixed	182.5	75/25 Oxide/Sulfide, includes 0.9 meter isolated core loss
	148.00	152.00	4.00	0.61	Oxide
AR323	149.70	160.70	11.00	0.59	Oxide	268.0	Includes 0.7 meter isolated core loss 155.90-156.90 Sulfide
AR328	159.50	169.50	10.00	2.45	Mixed	227.0	40/60 Oxide/Sulfide
	177.50	189.00	11.50	1.57	Mixed		33/67 Oxide/Sulfide
AR329	163.50	168.00	4.50	0.65	Oxide	250.7	167.3 - 168.0 m Sulfide
AR330	21.00	42.30	21.30	1.96	Oxide	190.6	23.7 - 24.7 m Sulfide
AR335	24.70	45.20	20.50	1.07	Oxide	126.8
	84.00	94.00	10.00	0.50	Oxide
AR339	171.00	193.00	22.00	2.71	Sulfide	231.8	186.0 - 187.0 m and 192.0 - 193.0 m Oxide
Including	179.00	180.30	1.30	12.00	Sulfide
AR342	150.60	154.60	4.00	0.84	Oxide	254.5
	162.40	167.40	5.00	0.68	Oxide
	192.80	201.00	8.20	0.67	Mixed		28/72 Oxide/Sulfide

22

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
AR343	166.50	176.20	9.70	0.94	Oxide	278.1	175.2 - 176.2 m Sulfide, includes 0.5 meter isolated core loss
AR348	159.30	173.90	14.60	1.58	Oxide	272.0	171.9 - 173.9 m Sulfide, includes 1.3 meter isolated core loss
AR373	142.30	164.30	22.00	1.54	Mixed	179.1	82/18 Oxide/Sulfide
AR374	36.00	83.00	47.00	0.86	Mixed	135.3	59/41 Oxide/Sulfide
AR376	48.00	74.50	26.50	2.46	Oxide	160.5
Including	65.60	66.60	1.00	13.75	Oxide
	82.50	98.00	15.50	0.90	Mixed		75/25 Oxide/Sulfide
AR379	96.20	157.00	60.80	3.83	Oxide	254.1	116.7- 117.7 m, 137.5 - 142.5 m and 144.5 - 145.5 m Sulfide
Including	102.20	103.20	1.00	15.10	Oxide
	161.00	190.00	29.00	1.85	Mixed		84/16 Oxide/Sulfide
	193.00	220.00	27.00	1.00	Oxide
AR381	45.00	71.60	26.60	2.90	Oxide	155.0	68.6 - 71.6 m Sulfide
Including	49.00	50.00	1.00	14.35	Oxide
	119.60	122.60	3.00	0.54	Oxide
AR382	15.00	18.00	3.00	0.71	Oxide	125.0
	28.00	32.00	4.00	0.33	Oxide
	35.00	39.00	4.00	0.45	Oxide
	42.70	88.40	45.70	1.68	Oxide		73.5 - 74.5 m, 79.5 - 81.4 m and 85.4 - 88.4 m Sulfide
AR383	52.60	81.20	28.60	1.01	Oxide	146.0	Includes 1.2 meter isolated core loss
AR384	57.30	73.50	16.20	2.59	Oxide	87.5	61/39 Oxide/Sulfide
AR385	66.70	75.00	8.30	3.60	Oxide	167.0	67.8 - 70.0 m Sulfide
Including	67.80	68.80	1.00	10.95	Sulfide
	78.00	86.00	8.00	0.46	Oxide
	92.00	96.00	4.00	1.23	Oxide
	112.00	151.50	39.50	1.67	Mixed		47/53 Oxide/Sulfide
AR386	51.80	76.00	24.20	1.47	Oxide	150.5	57.6 - 58.8 m Sulfide, includes 0.4 meter isolated core loss
AR387	121.10	141.50	20.40	4.15	Oxide	192.7
	164.90	168.10	3.20	0.55	Sulfide
AR388	167.20	171.20	4.00	1.30	Mixed	215.5	50/50 Oxide/Sulfide
	178.50	200.30	21.80	0.69	Mixed		44/56 Oxide/Sulfide
	210.50	214.50	4.00	0.75	Sulfide		210.5 - 211.5 m Oxide
AR389	35.40	38.40	3.00	0.34	Oxide	121.6
	41.40	55.80	14.40	0.54	Oxide
	58.80	65.20	6.40	0.69	Oxide
AR390	156.50	188.80	32.30	3.56	Mixed	239.9	62/38 Oxide/Sulfide

23

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Oxidation State	EOH Depth (m)	Comments
Including	163.30	164.30	1.00	13.10	Sulfide		169.0 - 169.8 m Oxide
Including	169.00	169.80	0.80	10.35	Oxide
AR391	43.70	63.30	19.60	0.81	Oxide	151.5
	144.40	147.40	3.00	0.95	Sulfide		145.4 - 146.4 m Oxide
AR392	134.60	157.70	23.10	1.35	Mixed	181.1	31/69 Oxide/Sulfide
AR394	12.30	50.80	38.50	1.62	Oxide	167.0	15.3 - 16.3 m and 36.3 - 37.7 m Sulfide
	107.00	111.00	4.00	0.65	Oxide
AR396	0.00	8.00	8.00	0.44	Oxide	140.2
	17.00	36.10	19.10	1.32	Oxide
	43.10	53.10	10.00	0.59	Oxide
AR399	10.00	56.10	46.10	0.97	Oxide	185.0
AR402	205.00	216.00	11.00	1.05	Oxide	285.0
	232.00	263.00	31.00	2.08	Oxide
	266.00	270.00	4.00	0.57	Oxide
AR403	9.00	46.00	37.00	0.91	Oxide	116.1
AR404	4.00	53.70	49.70	1.67	Oxide	114.4	4.0 - 5.0 m, 28.0 - 29.0 m and 35.0 - 36.6 m Sulfide
	57.70	67.00	9.30	0.43	Oxide		65.0 - 67.0 m Sulfide
AR406	60.40	120.20	59.80	1.38	Oxide	181.0	111.0 - 111.8 m Sulfide, includes 0.8 m isolated core loss
	133.00	137.00	4.00	0.30	Sulfide
	153.00	160.00	7.00	1.16	Mixed		43/57 Oxide/Sulfide
AR409	N.S.I					105.9
AR411	138.80	152.10	13.30	0.55	Oxide	173.6	140.0 - 141.1 m and 146.1 - 147.1 m Sulfide
	157.10	164.10	7.00	0.42	Oxide

Significant gold intervals reported at a nominal 0.3 g/t gold cut-off and with a maximum 2.5m contiguous dilution are given in Table 2. All thicknesses are down hole length and true widths are not known at this stage.

24

Supporting Drilling Information to SSR Mining Announcement

This document provides supporting drill collar locations and composite assay results for the Çakmaktepe Extension (Ardich) drilling program referenced in the announcement “SSR Mining Announces Positive Exploration Drill Results for the Çakmaktepe Extension (Ardich) Project, including 40.7 meters at 7.48 gr/t Au”, August 10, 2021.

Drill collar locations are surveyed in UTM Zone 37N, ED50 grid using differential GPS in units of meters. All drilling was diamond core drilling with HQ and PQ core sizes. HQ is 63.5mm and PQ is 85 mm in diameter.

Drill Collar Coordinates

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
AR234	463941.87	4366966.54	1228.71	350	-80	262.40
AR235	463757.42	4366980.33	1209.65	350	-70	348.20
AR236	463896.45	4366894.03	1235.16	250	-80	297.00
AR237	464349.46	4366759.36	1325.28	40	-60	122.20
AR238	464573.10	4366489.99	1429.08	130	-60	169.50
AR239	463718.93	4366877.32	1222.19	260	-60	101.50
AR240	463880.36	4366769.36	1260.53	190	-70	204.60
AR241	463893.09	4366891.86	1235.32	210	-75	244.60
AR242	463853.64	4366983.73	1218.77	0	-90	254.70
AR243	463884.72	4366766.95	1260.94	65	-75	258.40
AR244	463972.75	4366843.93	1248.97	90	-75	224.70
AR245	463778.06	4366769.17	1253.78	190	-85	349.40
AR246	463716.05	4366870.75	1222.62	200	-60	317.00
AR247	463955.04	4366559.86	1333.82	50	-70	237.80
AR248	463856.78	4366662.33	1296.29	160	-70	260.20
AR249	464532.44	4366333.85	1486.91	140	-60	225.00
AR250	464226.27	4366846.72	1283.15	40	-60	440.00
AR251	463955.12	4366559.47	1334.52	0	-90	252.80
AR252	463854.61	4366661.19	1296.20	300	-80	328.10
AR253	464227.29	4366845.59	1282.94	260	-80	261.90
AR254	464715.30	4366291.09	1513.90	300	-60	161.50
AR255	464006.09	4366742.33	1271.96	130	-60	257.90
AR256	464186.06	4366674.17	1320.06	45	-60	325.50
AR257	464208.93	4366748.54	1304.73	320	-60	321.70
AR258	464573.50	4366489.63	1428.97	30	-60	449.70
AR259	464006.75	4366741.44	1271.30	340	-75	264.50
AR260	464188.38	4366677.21	1320.36	315	-70	305.90
AR261	464205.99	4366748.04	1304.60	260	-75	271.70
AR262	463796.83	4366413.10	1346.47	10	-75	232.20

25

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
AR263	463625.32	4366349.04	1288.84	40	-75	271.50
AR264	464893.55	4366544.08	1496.70	220	-80	418.30
AR265	464155.15	4366434.11	1414.38	230	-75	294.80
AR266	463795.72	4366410.92	1346.71	10	-75	346.00
AR267	463802.69	4366602.86	1288.81	65	-70	247.50
AR268	464154.17	4366435.12	1414.90	340	-75	191.20
AR269	463560.76	4366637.57	1229.06	75	-75	254.00
AR270	463614.82	4366728.82	1218.90	270	-60	302.00
AR271	464725.20	4366907.57	1470.74	220	-70	520.10
AR272	463633.79	4366565.06	1253.38	265	-60	243.20
AR273	463822.36	4366492.13	1336.35	60	-65	265.00
AR274	463617.37	4366732.93	1218.76	20	-60	281.00
AR275	463823.28	4366491.45	1335.70	280	-70	197.00
AR276	464097.30	4366536.06	1353.62	335	-75	231.80
AR277	464333.49	4366699.46	1338.05	215	-70	297.40
AR278	463445.69	4366796.77	1224.87	40	-70	242.60
AR279	463515.04	4366800.22	1213.77	90	-65	290.00
AR280	463820.53	4366489.45	1336.81	280	-70	308.00
AR281	463685.86	4366664.45	1249.93	10	-70	277.00
AR282	464223.50	4366589.41	1355.55	190	-70	256.90
AR283	463291.66	4366800.91	1267.49	40	-70	295.80
AR284	463685.64	4366664.00	1249.89	225	-60	310.60
AR285	463292.71	4366799.34	1267.50	220	-70	273.10
AR286	463460.80	4366670.72	1246.17	40	-80	316.00
AR287	463622.40	4367095.16	1184.28	305	-60	293.00
AR288	463388.32	4366948.65	1226.27	220	-65	240.60
AR289	463800.23	4366598.95	1288.76	235	-65	267.30
AR290	463647.15	4367098.35	1186.03	340	-75	253.00
AR291	463573.31	4366480.82	1259.91	65	-60	161.10
AR292	463447.22	4366796.91	1224.54	220	-60	290.00
AR293	463258.96	4366951.05	1243.52	220	-70	238.00
AR294	463562.25	4366636.13	1229.65	240	-70	223.00
AR295	463185.23	4367016.68	1238.85	225	-60	242.10
AR296	463622.84	4367058.52	1188.46	250	-70	230.00
AR297	463665.25	4367074.83	1189.40	100	-80	273.00
AR298	463329.27	4366953.22	1236.88	350	-75	225.50
AR299	463624.90	4367094.24	1184.86	255	-70	172.10
AR300	463624.79	4367055.94	1188.69	190	-70	197.00
AR301	463181.82	4366943.97	1252.94	30	-80	245.10

26

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
AR302	463715.67	4366537.79	1289.54	180	-70	196.30
AR303	463642.19	4367116.42	1184.33	50	-75	262.50
AR304	463496.78	4366935.74	1199.88	75	-60	241.70
AR305	463023.76	4367143.55	1244.75	350	-75	102.10
AR306	463663.11	4367074.90	1189.65	185	-80	218.00
AR307	463687.97	4366665.72	1249.43	130	-70	170.00
AR308	463625.30	4367054.73	1189.28	330	-85	170.00
AR309	463025.59	4367144.14	1244.51	220	-70	158.50
AR310	463641.55	4367114.43	1184.82	5	-70	228.20
AR311	463664.26	4367077.32	1190.05	250	-85	182.50
AR312	463182.69	4366943.96	1252.94	220	-60	200.20
AR313	463616.04	4366730.08	1219.23	150	-70	197.20
AR314	462954.36	4367135.42	1263.37	220	-75	201.85
AR315	463620.96	4367093.78	1184.27	280	-50	167.00
AR316	463331.53	4366953.90	1236.88	220	-70	272.50
AR317	463436.17	4366861.97	1222.32	200	-70	228.00
AR318	463737.45	4367091.84	1195.37	40	-70	194.90
AR319	463693.31	4366668.34	1249.77	130	-70	238.00
AR320	463646.55	4367098.16	1185.84	280	-80	194.00
AR321	463108.81	4366933.33	1273.18	220	-70	158.40
AR322	463103.33	4367007.25	1256.40	5	-60	224.00
AR323	463824.90	4367069.07	1204.88	40	-70	268.00
AR324	463647.64	4367099.12	1185.45	130	-85	200.00
AR325	463735.51	4367091.10	1194.87	350	-70	305.50
AR326	462955.23	4367133.90	1263.06	45	-70	178.70
AR327	463515.73	4366746.00	1222.67	80	-60	210.60
AR328	463713.62	4367081.43	1194.05	310	-80	227.00
AR329	463823.40	4367066.33	1204.09	90	-70	250.70
AR330	462949.82	4367248.29	1257.22	240	-80	190.60
AR331	463736.03	4367090.22	1195.97	5	-80	286.50
AR332	463105.29	4367005.24	1255.99	220	-70	201.30
AR333	463783.68	4367096.92	1197.76	40	-70	261.00
AR334	463559.18	4366638.68	1229.51	20	-70	242.50
AR335	462950.13	4367250.26	1256.94	90	-60	126.80
AR336	463661.38	4367116.51	1185.35	80	-80	264.00
AR337	462960.01	4367063.49	1274.43	220	-70	159.20
AR338	463375.58	4366725.22	1252.79	220	-70	149.30
AR339	463710.80	4367080.36	1194.49	180	-80	231.80
AR340	462899.11	4366994.79	1308.61	220	-70	266.20

27

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
AR341	463367.56	4366855.89	1241.97	180	-70	259.30
AR342	463790.57	4367072.82	1201.90	345	-80	254.50
AR343	463747.30	4367073.89	1198.08	340	-85	278.10
AR344	463691.37	4366431.51	1296.58	40	-70	251.50
AR345	463661.58	4367116.18	1186.11	240	-85	295.40
AR346	463197.36	4366881.76	1268.49	220	-70	155.90
AR347	463490.11	4366541.31	1266.40	220	-70	196.80
AR348	463766.85	4367087.58	1198.38	190	-85	272.00
AR349	463627.01	4366349.51	1289.14	290	-70	222.50
AR350	462881.41	4367130.15	1283.27	290	-65	287.80
AR351	463259.92	4366949.82	1243.28	40	-60	215.00
AR352	463260.20	4366879.79	1260.48	220	-70	199.80
AR353	463489.10	4366539.47	1266.38	40	-70	221.20
AR354	463573.69	4366478.90	1259.60	75	-60	263.20
AR355	463693.89	4366434.29	1296.54	150	-65	224.50
AR356	463367.11	4366853.94	1241.32	70	-60	248.30
AR357	463714.22	4366535.47	1289.60	335	-75	269.80
AR358	462882.40	4367131.92	1283.26	50	-60	191.00
AR359	463337.79	4366629.85	1284.59	220	-70	150.20
AR360	463575.42	4366478.09	1259.64	220	-70	216.20
AR361	463712.92	4366541.59	1289.45	80	-70	217.50
AR362	463692.95	4366429.31	1297.05	260	-60	250.00
AR363	462877.76	4367059.48	1298.55	220	-70	117.90
AR364	463573.37	4366476.38	1260.18	300	-70	285.50
AR365	463633.02	4366566.70	1254.53	120	-80	269.40
AR366	463438.55	4366861.17	1221.71	45	-60	215.00
AR367	463050.63	4366858.41	1306.46	220	-70	165.70
AR368	463688.46	4366667.12	1249.68	50	-75	211.00
AR369	463613.17	4366727.68	1219.80	0	-90	226.00
AR370	463559.44	4366637.09	1229.10	340	-70	257.00
AR371	463464.23	4366670.12	1245.60	220	-70	165.90
AR372	463802.42	4366600.56	1288.53	150	-65	200.00
AR373	463475.44	4366900.83	1208.42	10	-60	179.10
AR374	463425.59	4367071.99	1191.84	120	-60	135.30
AR375	463515.38	4366744.71	1222.59	80	-70	258.00
AR376	463464.76	4367035.75	1192.94	270	-70	160.50
AR377	463059.09	4367183.10	1234.18	60	-60	153.90
AR378	463515.85	4366740.27	1222.72	350	-80	214.10
AR379	463387.94	4367033.75	1208.42	210	-60	254.10

28

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
AR380	463058.23	4367184.86	1234.09	300	-60	80.00
AR381	463129.78	4367122.28	1227.74	250	-60	155.00
AR382	463203.00	4367269.70	1206.93	265	-70	125.00
AR383	463203.50	4367270.41	1207.73	20	-70	146.00
AR384	463164.29	4367146.56	1222.54	270	-60	87.50
AR385	463099.97	4367076.71	1240.21	70	-60	167.00
AR386	463236.19	4367263.14	1214.13	180	-85	150.50
AR387	463495.31	4366937.30	1200.42	260	-80	192.70
AR388	463281.12	4367015.70	1223.16	210	-70	215.50
AR389	463059.16	4367402.06	1230.39	280	-70	121.60
AR390	463476.83	4366903.50	1208.50	100	-70	239.90
AR391	463060.18	4367400.22	1231.00	190	-80	151.50
AR392	463209.59	4367051.58	1228.69	230	-70	181.10
AR393	463520.63	4367376.54	1141.74	0	-90	266.20
AR394	463057.68	4367349.73	1232.21	0	-90	167.00
AR395	463017.15	4367077.88	1257.19	25	-70	211.00
AR396	463063.31	4367301.12	1229.75	0	-90	140.20
AR397	462960.39	4367063.44	1274.97	70	-70	194.00
AR398	463821.85	4366491.83	1336.60	330	-80	265.00
AR399	463024.52	4367295.97	1238.52	310	-75	185.00
AR400	463598.20	4367381.35	1167.08	240	-80	308.50
AR401	463016.33	4367076.96	1257.04	220	-60	210.40
AR402	463920.36	4366523.37	1354.03	220	-70	285.00
AR403	463025.05	4367295.58	1238.39	0	-90	116.10
AR404	463184.56	4367377.39	1178.41	80	-70	114.40
AR405	462954.71	4366982.16	1297.52	0	-90	185.00
AR406	463039.07	4367439.69	1233.17	350	-60	181.00
AR407	463564.23	4367304.45	1165.80	40	-80	251.30
AR408	463531.66	4366317.63	1317.65	220	-80	173.00
AR409	462979.47	4367428.47	1249.02	330	-70	105.90
AR410	462973.76	4366930.66	1308.10	220	-70	200.20
AR411	463857.11	4366664.09	1296.29	90	-70	173.60
AR412	462932.30	4367390.23	1257.65	270	-70	150.70
AR413	463579.85	4366190.58	1340.56	40	-70	221.50
AR414	463634.74	4367320.76	1189.86	220	-60	179.00
AR415	462951.83	4366983.21	1296.95	220	-60	186.50
AR416	463805.89	4366602.01	1288.95	180	-80	213.40
AR417	462918.86	4367309.39	1264.13	60	-70	125.00
AR418	462878.43	4367256.78	1272.69	270	-70	107.20

29

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
AR419	462877.44	4367061.48	1298.37	60	-60	213.50
AR420	463637.08	4367326.82	1189.65	60	-70	335.90
AR421	463713.36	4366531.88	1289.72	195	-70	200.80
AR422	463579.83	4366304.01	1309.46	220	-80	152.60
AR423	462837.15	4367215.93	1285.88	270	-60	173.50
AR424	463330.23	4366954.13	1236.54	80	-70	182.50
AR425	463256.26	4366449.09	1370.52	40	-60	161.80
AR426	462835.26	4367216.31	1285.72	60	-70	54.40
AR427	463506.23	4366269.01	1342.45	220	-80	155.50

30